December 6, 2006

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:	Jennifer R. Hardy
Legal Branch Chief

Re:	ValueRich, Inc.
Pre-effective Amendments 3 and 4 to
Registration Statement on Form SB-2
Filed November 13, 2006 and November 21, 2006
File No. 333-135511

Dear Ms. Hardy:

Thank you for your December 1, 2006 letter regarding ValueRich, Inc. (the “Company”). Enclosed is Amendment No. 4 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Summary of Financial Data, page 5

1. Disclosure in footnote (1) that net proceeds of $5,940,000 are net of $150,000 in offering costs and the underwriter’s non-accountable expense allowance of $210,000, and disclosure in the use of proceeds section that net proceeds of $5,940,000 are after deducting underwriting discounts and commissions ($700,000) and estimated expenses of the offering payable by ValueRich ($150,000) are inconsistent with disclosure in the eighteenth risk factor that net proceeds of $5,940,000 are after deducting the underwriting discounts and commissions ($700,000), the underwriter’s non-accountable expense allowance ($210,000), and the estimated expenses of the offering payable by ValueRich ($150,000). Please reconcile the disclosures so that they are consistent throughout the registration statement.

United States Securities and
Exchanged Commission
December 6, 2006

Response: Complied with. We have revised the registration statement so that the net proceeds of $5,940,000 is consistently presented to be net of the underwriting discounts and commissions ($700,000), the underwriter’s non-accountable expense allowance ($210,000) and the offering costs ($150,000).

Liquidity and Capital Resources, page 18

2. Refer to comment 7 in our November 8, 2006 letter. Disclosure that ValueRich plans to raise $6.2 million in equity capital from the offering is inconsistent with disclosure elsewhere in the registration statement as noted above. Further, the disclosure of $6.2 million is inconsistent with the disclosure of $6.3 million in the table on the prospectus’ outside front cover. Please reconcile the disclosures so that they are consistent throughout the registration statement.

Response: Complied with. We have revised the disclosure to correctly reflect that ValueRich plans to raise approximately $5.9 million in equity capital from the offering (after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the offering costs).

Note 2 - Summary of Significant Accounting Policies, Earnings (Loss) Per Share, page F-8

3. We note your response to prior comment 13. It is unclear, however, why the number of shares used to compute losses per share for December 31, 2005 and 2004 and the related per share loss for 2004 in this footnote do not agree to your statement of operations. Please revise.

Response: Complied with. We have corrected the disclosure to be consistent with the statement of operations.

Note 10 - Warrants, page F-15

4. We note your revisions in response to prior comment 16. It remains unclear to us, however, what specific assumptions you used to value the warrants in 2006 or how you determined the 33% time value premium you assigned. Please clarify.

United States Securities and
Exchanged Commission
December 6, 2006

Response: As disclosed in the Form SB-2, in arriving at the 33% time value premium, management called upon investment banking professionals, drew upon public company data and conferred with interested investors. While recognizing that this approach differs from the approach used by the company in prior years, we respectfully submit that this approach is not unique and is in fact commonly used. Furthermore, we believe that it is important to note that the warrants were granted and accepted in “arm’s length” transactions, lending additional support to the assigned premium as valued by management.

Note 11 - Unaudited Presentation, page F-16

5. Please correct the date of the interim period presented here and throughout the footnotes.

Response: Complied with. We have corrected the date of the interim period throughout the footnotes.

Please feel free to call me at (561) 237-0804 if you have any questions. Thank you.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.